Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED JUNE 30, 2006

Results of operations – management discussion

Quarter ended June 30, 2006 versus quarter ended June 30, 2005

Voyage Revenue

Voyage revenue was $105.0 million during the quarter ended June 30, 2006 compared to $65.5 million during the quarter ended June 30, 2005. The 60.5% increase was primarily due to the increase in the number of vessels from an average of 26.5 vessels in the second quarter 2005 to an average of 33.9 vessels in the second quarter 2006 and partly due to the increase in the total number of days the fleet operated in the spot market (352 days in Quarter 2, 2005 compared to 790 days in Quarter 2, 2006) with spot freight rates being higher than time charter rates.

The average time charter equivalent rate (TCE) per vessel for the quarter increased from $25,116 per day in the previous year’s quarter to $28,557 for this quarter. All tanker categories achieved favorable rates in a continuing healthy market. VLCCs, and panamaxes achieved slightly lower rates than the prior year equivalent period, while suezmax and aframaxes achieved substantially stronger rates and hanydsize product carriers slightly better rates. More specifically: (second quarter 2005 average daily TCE rates in parentheses) - VLCCs (one on bare-boat charter) earned an average $43,089 ($44,185), suezmaxes $33,628 ($25,764), aframaxes $29,605 ($24,857), panamaxes earned on average $24,797 ($25,666), the new MR handymax product carriers earned an average $23,239 and handysize product carriers $16,525 ($15,936). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter).

Since the second quarter of 2005 the VLCCs were joined by La Prudencia, a 298,000 dwt 1993 built VLCC delivered in the first quarter of 2006, which together with La Madrina were chartered for 5 years in a time charter with a minimum guaranteed rate of $28,500 and profit sharing above $40,000. In the second quarter of 2005, La Madrina was operating on the spot market earning an average daily TCE of $52,873 while this year the vessel earned $46,456. The Millennium continued to operate under a long-term bare-boat charter and the newly acquired La Prudencia contributed with a daily TCE of $47,311 or $4.7 million of revenue.

The suezmaxes were joined by the newbuilding sister ship of Eurochampion 2004, Euronike a 164,608 dwt 1C ice-class vessel (delivered in the third quarter of 2005) and the 162,400 1A ice-class sister ship vessels, Archangel and Alaska (delivered in the first quarter of 2006). Euronike is under time charter earning $40,000 per day whereas Archangel and Alaska operated in the spot market earning a daily TCE of $34,497 and $42,055, respectively.

Aframaxes were joined by the newbuilding 116,000 dwt 1A ice-class Proteas which effectively replaced the single-hull Tamyra and contributed, together with the other aframax vessels, to the 19% increase in the average daily TCE of the category.

The Panamax vessels Maya and Inca are both employed by the same charterer and earn a minimum rate of $15,750 adjusted to market rates as determined at the end of each six-month period. The next six-month determination date for the Inca is in September 2006 and so only the minimum rate was taken into account for the second quarter. As an offset, however, in the case of Maya, the six-month rate from early January was determined towards the end of June and, based on the accounting policy we follow for variable revenue recognition, in the second quarter the vessel earned, from an accounting view, not only the full rate for the second quarter, but also the excess of the market rate over the minimum relating to most of the days of the first quarter, giving in total an average of $41,828 per day in the second quarter.

The five other panamaxes, Bregen, Hesnes, Victory III, Andes and Aztec achieved very respectable rates of between $19,000 and $27,000 although slightly lower than the equivalent quarter of 2005, operating in the Heidmar panamax Starpool. (The Victory III, was undergoing dry-docking repairs in the second quarter of 2005).

In the second quarter of 2006 revenue generated by the six new Handymax MR ice class 1A product carriers delivered in the quarter from Western Petroleum, amounted to $12.4 million. These vessels (Artemis, Afrodite, Ariadne, Aris, Apollon and Ajax) operated in the quarter for a total of 395 days earning an average daily TCE of $23,239.

Among the smaller handysize product carriers the Didimon was time chartered for $26,500 per day whereas in the second quarter of 2005 the vessel was time chartered with a minimum rate of $18,350 per day. Two of the older vessels of the fleet, the product carriers Pella and Dion, were sold towards the end of the second quarter of 2005 and replaced by the 2004 build Delphi and the newbuilding Antares. The two new vessels contributed with an average daily TCE of $17,386 whereas the old vessels were earning an average daily TCE of $11,136 in the second quarter of 2005.

Total productivity achieved by the fleet in the second quarter 2006 was 96.8% compared to 94.6% for the second quarter of 2005. The lost time in the second quarter of 2006 related to dry-dockings for Libra and Opal Queen and minor repairs to other vessels, whereas in the second quarter of 2005 the lost time related almost completely to the Victory III which lost 91 days on dry-docking and repairs, and waiting time relating to the sold vessel Tamyra.

Commissions

Commissions were $4.0 million, or 3.9% of revenue from vessels, during the quarter ended June 30, 2006, compared to $2.5 million, also 3.9% of revenue from vessels, for the quarter ended June 30, 2005. The increase in commission expense is in line with the increase in voyage revenues (i.e., 60%).

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers.

Voyage expenses were $20.7 million during the quarter ended June 30, 2006, compared to $9.2 million during the prior year’s Quarter 2, a 126.4% increase. This increase is mainly due to the increase in the days the fleet operated in types of voyages that bear voyage expenses from 891 in the second quarter of 2005 to 1,653 in the second quarter of 2006. This is because five newly acquired MR handymaxes upon delivery were chartered in the spot market. Other existing vessels that in the second quarter of 2005 were under time charter, traded this quarter in the spot market, together with the new vessels, Proteas, Archangel and Alaska.

Charter hire expense

The Company charters-in the aframax Olympia, and the suezmaxes, Cape Baker and Cape Balboa. Charter hire expense was $6.1 million both in the second quarter 2006 and in the second quarter 2005.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter, and the three vessels which are chartered-in. Total operating costs were $18.2 million during the quarter ended June 30, 2006 compared to $12.7 million during the quarter ended June 30, 2005, a 42.9% increase. The increase is in line with the increase in days of vessels bearing operating expenses from 1,914 in the second quarter of 2005 to 2,620 in this year’s second quarter as a result of new vessels acquisitions.

Vessel operating expenses per ship per day for the fleet were $6,659 for the quarter ended June 30, 2006, a 7.3% increase from the $6,205 for the quarter ended June 30, 2005. The increase is due to higher lubricant and insurance costs and higher repairs and maintenance expenses, especially on the older vessels in anticipation of their sale.

Depreciation

Depreciation was $14.8 million during the quarter ended June 30, 2006 and $8.9 million during the quarter ended June 30, 2005. The increase is due to the addition of the new vessels.

Amortization of deferred charges

In the second quarter of 2005, we amortized the cost of dry-docking and special surveys over the period to the next special survey (i.e., between 2.5 and 5 years). In the second quarter of 2006, we amortized the cost of dry-docking and special surveys over the period to the next scheduled dry-docking (generally every 2.5 years). This amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended June 30, 2006, amortization of deferred dry-docking charges was $1.3 million as compared to $1.0 million during the quarter ended June 30, 2005, an increase of 30.5%, mainly due to the reduction of the amortization period.

Management fees

Management fees are the fixed fees per vessels the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. This fee is $18,000 per month for owned vessels and $12,500 per month for the three chartered-in vessels. Management fees totaled $1.8 million for the second quarter of 2006 and $1.4 million for the second quarter of 2005. The increase is a result of the increase in the number of vessels.

General and administrative expenses

G&A expenses consist primarily of independent directors’ fees, professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses rose to $1.0 million during the quarter ended June 30, 2006 compared to $0.9 million during the previous year’s second quarter, an increase of 10.1%. The increase is primarily due to professional fees associated with compliance with the Sarbanes-Oxley Act of 2002 as well as expenses for the shelf registration statement filed in the quarter.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overhead of the Company. On a per vessel basis, daily overhead costs were $893 for Quarter 2, 2006 compared to $944 for Quarter 2, 2005, a 5.4% decrease.

Amortization of the deferred gain on sale of vessels

In the last quarter of 2003, the Company sold two suezmaxes in a sale and leaseback transaction. The total gain of $15.8 million has been deferred and is being amortized over five-year minimum charter period. The amortization of this gain amounted to $0.8 million for the second quarters of 2006 and 2005.

Gain on the sale of vessel

In the second quarter of 2005, the Company sold the mixed-hulled product carriers Pella and Dion for combined proceeds of $23.9 million realizing capital gains on the vessels of $4.5 million and $4.3 million, respectively. In the second quarter of 2006, there were no sales of vessels.

Operating income

As a result of the reasons stated above, income from vessel operations was $37.8 million during the quarter ended June 30, 2006 versus $32.5 million during the quarter ended June 30, 2005, representing a 16.3% increase.

Gain on the sale on non-operating vessel

In the second quarter of 2005, the Company sold the vessel H-1224 on completion of its construction at the Sanoyas yard, Japan realizing a capital gain of $10.8 million. In the second quarter of 2006, no sales of non-operating vessels occurred.

Interest and finance costs

Interest and finance costs increased from $2.9 million for the quarter ended June 30, 2005 to $5.7 million for the quarter ended June 30, 2006, a 99.3% increase. This increase is mainly due to the increase of total average loans from $414 million in the second quarter of 2005 to $946 million in the second quarter of 2006 as a result of the financing of new vessel acquisitions. Loan interest expense (included in above net amounts) increased from $4.3 million to $13.4 million due to the increase in the average loans and the increase in interest rates payable on loans from an average of 4.0% to 5.5%. This was offset by a $0.5 million credit arising on interest rate swaps compared to a credit of $0.3 million in the previous year’s second quarter and a positive mark-to-market gain on the non-hedging swaps of $5.0 million in the quarter compared to a negative mark to market charge of $0.3 million in the second quarter of 2005.

Capitalized interest in the second quarter of 2006 was $3.5 million compared to $1.3 million in the previous year, due to the extra number of vessels under construction during the current year, the higher pre-delivery installments paid and the increase in average interest rates. Loan related charges amounted to $1.4 million compared to $0.1 million in Quarter 2, 2005.

Interest income

Interest income was $0.1 million during the second quarter of 2006 and $1.2 million during the quarter ended June 30, 2005, the decrease is attributed mainly to an unrealized loss of $1.2 million in the fair value of investments.

Net Income

As a result of the foregoing, net income for the quarter ended June 30, 2006 was $33.0 million, compared to $41.9 million for the second quarter, 2005, a 21.2% decrease. Basic earnings per share were $1.73 compared to $2.09. Excluding capital gains of $19.6 million in the second quarter of 2005, net income increased by 48.4%, and the net of capital gains basic EPS for the second quarter of 2005 was $1.11.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through June 30, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $59.5 million at June 30, 2006 compared to $78.0 million as at June 30, 2005. Total cash balances (including restricted cash) at June 30, 2006 amounted to $84.4 million.

Net cash provided by operating activities was $56.4 million in the quarter ended June 30, 2006 compared to $33.7 million in the previous year, a 67.7% increase. The increase is due to higher net of capital gains operating income, coupled with more effective working capital management and greater depreciation for a younger and growing fleet.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $1.2 million compared to $3.1 million in the previous year’s quarter. During the quarter ended June 30, 2006, dry-docking expenditure had been incurred on the vessels Libra, Vergina and Opal Queen. The costs of the related works will be finalized in the third quarter of 2006 whereas in the second quarter of 2005 the amounts paid for dry-docking relate to the continuation of the special survey work performed on the Victory III.

Net cash used in investing activities was $519.9 million for the quarter ended June 30, 2006, compared to $54.5 million for the quarter ended June 30, 2005. $466.9 million relates to the delivery of the new vessels, more specifically: $326.9 for the delivery of the 6 handysize MR 1A ice class vessels, $26.2 for the delivery of the newbuilding handysize product carrier Antares, $70.0 million for the delivery of the aframax LR Proteas and $43.8 million for the delivery of the handysize product carrier Delphi. In the second quarter of 2005, $114.4 million related mainly to the payments on delivery of the ice-class suezmax Eurochampion 2004, the aframax H-1224 (sold immediately on delivery) and the product carrier Dionisos. A further $48.0 million was paid as installments on other vessels as part of the new building programme, ($22.8 was paid as installments in the second quarter of 2005). As at June 30, 2006, the Company had under construction fourteen vessels, with a contract value of $835.4 million of which $279.1 million had been paid by June 30, 2006.

In the second quarter of 2006 a 1.5 year structured note linked to the Nikkei 225 was purchased for $5.0 million. The Company had two other 3-year capital guaranteed notes the first linked to the USD 6 month LIBOR and the second linked to DJ EuroStoxx 50. Also the company has invested $5.0 million in an 8% interest-bearing bond in a publicly quoted company listed on the Oslo Bors. All the above investments are valued each quarter and any changes are accounted for through earnings. A $1.2 million negative contribution was charged in the second quarter of 2006 compared to $0.3 million positive contribution in the second quarter of 2005.

In the second quarter of 2005, cash derived from investing activities included $92.8 million, after cash expenditure, received from the sale of Pella, Dion and H-1224. There were no sales of vessels in this year’s second quarter.

Net cash from financing activities was $468.3 million in quarter ended June 30, 2006, compared to $9.6 million in the quarter ended June 30, 2005. Proceeds from new bank loans in the quarter amounted to $636.9 million in relation to the newly delivered 9 vessels (the 6 handymax MR 1A ice class vessels Ariadne, Artemis, Afrodite, Apollon, Aris and Ajax the newbuilding aframax LR 1A ice class vessel Proteas, the newbuilding Handysize 1A ice class product carrier Antares and the handysize product carrier Delphi). Scheduled loan repayments amounted to $6.7 million ($10.2 million, in the second quarter of 2005) plus prepayments of $136.6 million on the refinance of the vessels Parthenon, Millennium, Euronike and Eurochampion 2004 ($9.3 million repayments in the second quarter of 2005 on the sale of vessels Pella and Dion).

During the quarter ended June 30, 2006, the Company purchased nearly 22,700 shares in the open market in the buy-back programs at a cost of approximately $0.8 million. The shares were cancelled in accordance with Bermudan regulations. In the equivalent 2005 period the company had purchased and cancelled 346,000 shares at a cost of approximately $13.3 million.

A final $1.10 dividend for the fiscal year 2005 was declared in February 2006 and was paid on April 27, 2006. The total amount paid was $21.0 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

Total net debt outstanding increased from $433.5 million at the beginning of the year to $1,084.4 million by the end of the quarter. The average debt to capital ratio was approximately 62% by June 30, 2006 (compared to 43% at the end of the second quarter 2005) or 60% on a net of cash basis. The total notional amount of loans covered by interest rate swaps was $405 million or 37% of the total. Further coverage up to 54% of total loans has since been arranged with major banks.